Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2017 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 26 March 2018 and the notice of annual general meeting in relation to, among others, the proposed distribution of final dividends for the year ended 31 December 2017 dated 28 April 2018.

The board of directors of the Company proposed to declare a cash final dividend of RMB0.1 (inclusive of applicable tax) per share for the year ended 31 December 2017, totaling approximately RMB1,009 million based on the total number of 10,088,173,272 shares of the Company, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Wednesday, 27 June 2018 will be entitled to receive the final dividend and the final dividend is expected to be paid to the shareholders on or around Thursday, 12 July 2018.

In order to determine the list of holders of H shares who are entitled to receive the final dividends for the year ended 31 December 2017, the Company’s register of members of H shares will be closed from Friday, 22 June 2018 to Wednesday, 27 June 2018, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 21 June 2018.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

6 June 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.